Exhibit 12



                            AMERICAN STORES COMPANY
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)


In the computation of the ratio of earnings to fixed charges for the Company, earnings consist of pre-tax income from continuing operations, plus fixed charges (adjusted for capitalized interest). Fixed charges consist of interest, whether expensed or capitalized (including the amortization of debt expense), plus the amount of rental expense which is representative of the interest factor in the particular case.

(In thousands of dollars)                      1997       1996       1995

Earnings before income taxes               $523,665   $504,552   $550,916

Fixed charges (detail below)                343,500    282,355    259,648
Adjusted for:
   Capitalized interest                     (16,248)   (10,567)    (8,542)
   Previously capitalized interest
     amortized during the period              2,028      1,612      1,231

Earnings                                   $852,945   $777,952   $803,253

Interest expense                           $216,710   $171,558   $159,545
Capitalized interest                         16,248     10,567      8,542
Interest factor for rental expense
    of operating leases                     110,542    100,230     91,561

Fixed charges                              $343,500   $282,355   $259,648

Ratio of earnings to fixed charges         2.5 to 1   2.8 to 1   3.1 to 1